Registration No. _______________________

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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM SB-2
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

KOKO PETROLEUM, INC.
(Name of small business issuer in its charter)

Nevada	1081	N/A
(State or Other Jurisdiction of Organization)	(Primary Standard Industrial Classification Code)	(IRS Employer Identification #)

KOKO PETROLEUM, INC.	Conrad C. Lysiak, Esq.
498 Ellis Street	601 West First Avenue
2nd Floor	Suite 503
Penticton, British Columbia	Spokane, Washington 99201
Canada V2A 4M2	(509) 624-1475
(250) 497-6072
(Address and telephone of registrant's administrative office)	(Name, address and telephone number of agent for service)

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
As soon as practicable after the effective date of this Registration Statement.

If this Form is filed to register additional common stock for an offering under Rule 462(b) of the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

If this Form is a post-effective amendment filed under Rule 462(c) of the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

If this Form is a post-effective amendment filed under Rule 462(d) of the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [   ]

If delivery of the prospectus is expected to be made under Rule 434, please check the following box. [   ]

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CALCULATION OF REGISTRATION FEE

Securities to be	Amount To Be	Offering Price	Aggregate	Registration Fee
Registered	Registered	Per Share	Offering Price	[1]

Common Stock:	60,285,398	$0.01	$602,854	$100.00

[1]     Estimated solely for purposes of calculating the registration fee under Rule 457(c).

REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON DATES AS THE COMMISSION, ACTING UNDER SAID SECTION 8(a), MAY DETERMINE.

Prospectus

KOKO PETROLEUM, INC.
60,285,398 Shares of Common Stock

We are registering for sale by selling shareholders, 60,285,398 Shares of common stock. We will not receive any proceeds from the shares sold by the selling shareholders.

The sales price to the public is fixed at $0.10 per share until such time as the shares of our common stock become traded on the Bulletin Board operated by the National Association of Securities Dealers, Inc. or another exchange. If our common stock becomes quoted on the Bulletin Board or another exchange, then the sales price to the public will vary according to the selling decisions of each selling shareholder and the market for our stock at the time of resale .

Our shares of common stock are not traded anywhere.

Investing in our common stock involves risks. See "Risk Factors" starting at page 5.

	Offering		Proceeds to Selling
	Price	Expenses	Shareholders

Per Share to Selling Shareholders	$0.01	$0.01	$0.01
Total to Selling Shareholders	$602,854	$0.00	$602,854

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. It's illegal to tell you otherwise.

The date of this prospectus is _________________________.

SUMMARY OF OUR OFFERING

Our Business

We are an independent oil and gas company engaged in the exploration, exploitation, development, production and acquisition of natural gas and crude oil.

We are a Nevada corporation incorporated on April 6, 2004.

We currently own a 45% working interest a number of oil and gas leases located in Navarro County, Texas and a 10% working interest in several oil and gas leases located in the province of Saskatchewan, Canada.

Our administrative office is located at 2nd Floor, 498 Ellis Street, Penticton ,B.C. Canada V2A 4M2. Our fiscal year end is November 30.

The Offering

All of shareholders are offering for sale to the public, up to 60,285,398 shares of common stock at an offering price of $0.02 per share. The following is a brief summary of the offering:

Securities being offered by Selling Shareholders	Up to 60,285,398 shares of common stock, par value $0.001.

Offering price per share	$0.01

Net proceeds to us	None.

Use of proceeds	None.

Number of shares outstanding before the offering	60,285,398

Number of shares outstanding after the offering if all of the shares are sold	60,285,398

RISK FACTORS

Please consider the following risk factors before deciding to invest in our common stock.

Risks associated with us.
  We have a limited operating history and in our auditor's opinion, we may not be able to stay in business. In our auditor's opinion, there is substantial doubt about our ability to continue in business as a going concern. We face all of the risks and uncertainties encountered by a new business. Because we have a limited operating history we cannot reliably forecast our future operations. As a result we may not be able to stay in business.

  Our actual drilling results are likely to differ from our estimates of proved reserves. We may experience production that is less than estimated in our reserve reports and drilling costs that are greater than estimated in our reserve reports. Such differences may be material. Estimates of our natural gas and oil reserves and the costs associated with developing these reserves may not be accurate. Development of our reserves may not occur as scheduled and the actual results may not be as estimated. Drilling activity may result in downward adjustments in reserves or higher than estimated costs. Our estimates of our proved natural gas and oil reserves and the estimated future net revenues from such reserves are based upon various assumptions, including assumptions required by the Securities and Exchange Commission relating to natural gas and oil prices, drilling and operating expenses, capital expenditures, taxes and availability of funds. This process requires significant decisions and assumptions in the evaluation of available geological, geophysical, engineering and economic data for each reservoir. Therefore, these estimates are inherently imprecise and the quality and reliability of this data can vary. Our properties may also be susceptible to hydrocarbon drainage from production by other operators on adjacent properties. In addition, we may adjust estimates of proved reserves to reflect production history, results of development, prevailing oil and natural gas prices and other factors, many of which are beyond our control. Actual production, revenues, taxes, development expenditures and operating expenses with respect to our reserves will likely vary from the estimates used. These variances may be material.

  If we are not able to generate sufficient funds from our operations and other financing sources, we will not be able to finance our development activity or future acquisitions. We have experienced and expect to continue to experience substantial capital expenditure and working capital needs to finance our acquisition and development program. Low commodity prices, production problems, disappointing drilling results and other factors beyond our control could reduce our funds from operations. We will also require future financing transactions to support our future operations. Additional financing may not be available to us in the future on acceptable terms or at all. In the event additional capital resources are unavailable, we may curtail our acquisition, drilling, development and other activities or be forced to sell some of our assets on an untimely or unfavorable basis.

  Natural gas and oil prices are volatile, and low prices have had in the past and could have in the future a material adverse impact on our business. Our revenues, profitability and future growth and the carrying value of our properties depend substantially on the prices we realize for our natural gas and oil production. Our realized prices also affect the amount of cash flow available for capital expenditures and our ability to borrow and raise additional capital. Natural gas and oil are commodities and, therefore, their prices are subject to wide fluctuations in response to relatively minor changes in supply and demand. Historically, the markets for natural gas and oil have been volatile, and they are likely to continue to be volatile in the future. Among the factors that can cause this volatility are: worldwide or regional demand for energy, which is affected by economic conditions; the domestic and foreign supply of natural gas and oil; weather conditions; domestic and foreign governmental regulations; political conditions in natural gas or oil producing regions; the ability of members of the Organization of Petroleum Exporting Countries to agree upon and maintain oil prices and production levels; and the price and availability of alternative fuels. It is impossible to predict natural gas and oil price movements with certainty. Lower natural gas and oil prices may not only decrease our revenues on a per unit basis but also may reduce the amount of natural gas and oil that we can produce economically. A substantial or extended decline in natural gas and oil prices may materially and adversely affect our future business, financial condition, results of operations, liquidity and ability to finance planned capital expenditures. Further, oil prices and natural gas prices do not necessarily move together.

  Because we have incurred losses of $70,603 since April 6, 2004, our future operating results are difficult to forecast. Our failure to achieve or sustain profitability in the future could adversely affect the market price of our common stock. We have incurred operating losses of $ 70,603 since our inception on April 6, 2004. Our failure to achieve or sustain profitability in the future could adversely affect the market price of our common stock. In considering whether to invest in our common stock, you should consider the historical financial and operating information available on which to base your evaluation of our performance.

  The natural gas and oil business involves many uncertainties and operating risks that can prevent us from realizing profits and can cause substantial losses. Our development activities may be unsuccessful for many reasons, including weather, cost overruns, equipment shortages and mechanical difficulties. Moreover, the successful drilling of a natural gas or oil well does not ensure a profit on investment. A variety of factors, both geological and market-related, can cause a well to become uneconomical or only marginally economic. In addition to their cost, unsuccessful wells can hurt our efforts to replace reserves. The natural gas and oil business involves a variety of operating risks, including: fires; explosions; blow-outs and surface cratering; uncontrollable flows of natural gas, oil and formation water; natural disasters, such as tornados and other adverse weather conditions; casing collapses; embedded oil field drilling and service tools; abnormally pressured formations; and environmental hazards, such as natural gas leaks, oil spills, pipeline ruptures and discharges of toxic gases. If we experience any of these problems, it could affect well bores and gathering systems, which could adversely affect our ability to conduct operations. We could also incur substantial losses as a result of: injury or loss of life; severe damage to and destruction of property, natural resources and equipment; pollution and other environmental damage; clean-up responsibilities; regulatory investigation and penalties; suspension of our operations; and repairs to resume operations. These conditions can cause substantial damage to facilities and interrupt production. As a result, we could incur substantial liabilities that could reduce or eliminate the funds available for development or leasehold acquisitions, or result in loss of equipment and properties.

  Our insurance coverage may not be sufficient to cover some liabilities or losses which we may incur. The occurrence of a significant accident or other event not fully covered by our insurance could have a material adverse effect on our operations and financial condition. Our insurance does not protect us against all operational risks. We do not carry business interruption insurance at levels that would provide enough funds for us to continue operating without access to other funds. For some risks, we may not obtain insurance if we believe the cost of available insurance is excessive relative to the risks presented. Because third party drilling contractors are used to drill our wells, we may not realize the full benefit of workmen's compensation laws in dealing with their employees. In addition, pollution and environmental risks generally are not fully insurable.

  We may be unable to identify liabilities associated with the properties that we acquire or obtain protection from sellers against them. The acquisition of properties with proved undeveloped reserves requires us to assess a number of factors, including recoverable reserves, development and operating costs and potential environmental and other liabilities. Such assessments are inexact and inherently uncertain. In connection with the assessments, we perform a review of the subject properties, but such a review will not reveal all existing or potential problems. In the course of our due diligence, we may not inspect every well or pipeline. We cannot necessarily observe structural and environmental problems, such as pipeline corrosion, when an inspection is made. We may not be able to obtain contractual indemnities from the seller for liabilities that it created. We may be required to assume the risk of the physical condition of the properties in addition to the risk that the properties may not perform in accordance with our expectations.

  We are subject to complex laws and regulations, including environmental regulations, that can adversely affect the cost, manner or feasibility of doing business. Development, production and sale of natural gas and oil in the U.S. and Canada are subject to extensive laws and regulations, including environmental laws and regulations. We may be required to make large expenditures to comply with environmental and other governmental regulations. Matters subject to regulation include: discharge permits for drilling operations; bonds for ownership, development and production of oil and gas properties; reports concerning operations; and taxation. Under these laws and regulations, we could be liable for personal injuries, property damage, oil spills, discharge of hazardous materials, remediation and clean-up costs and other environmental damages. Failure to comply with these laws and regulations also may result in the suspension or termination of our operations and subject us to administrative, civil and criminal penalties. Moreover, these laws and regulations could change in ways that substantially increase our costs. Accordingly, any of these liabilities, penalties, suspensions, terminations or regulatory changes could materially adversely affect our financial condition and results of operations.

  Title to Properties may be defective and as a result, we could loose our right to explore on them. It is customary in the oil and gas industry that upon acquiring an interest in a property, that only a preliminary title investigation be done at that time. We intend to follow this custom. If the title to the prospects should prove to be defective, we could lose the costs of acquisition, or incur substantial costs for curative title work.

  Shut-in wells will curtail production and our revenues. Production from gas wells in many geographic areas of the United States has been curtailed or shut-in for considerable periods of time due to a lack of market demand, and such curtailments may continue for a considerable period of time in the future. There may be an excess supply of gas in areas where our operations will be conducted. In such event, it is possible that there will be no market or a very limited market for our prospects. It is customary in many portions of Oklahoma and Texas to shut-in gas wells in the spring and summer when there is not sufficient demand for gas.

  Operating and environmental hazards could impair revenues. Hazards incident to the operation of oil and gas properties, such as accidental leakage of petroleum liquids and other unforeseen conditions, may be encountered by us if we participate in developing a well and, on occasion, substantial liabilities to third parties or governmental entities may be incurred. We could be subject to liability for pollution and other damages or may lose substantial portions of prospects or producing properties due to hazards which cannot be insured against or which have not been insured against due to prohibitive premium costs or for other reasons. We currently do not maintain any insurance for environmental damages. Governmental regulations relating to environmental matters could also increase the cost of doing business or require alteration or cessation of operations in certain areas.

Risks associated with our securities.

  Because our common stock is a "penny stock," investors may not be able to resell their shares and will have access to limited information about us. Our common stock is defined as a "penny stock," under the Securities Exchange Act of 1934, and its rules. Because our common stock is a "penny stock," investors may be unable to resell their shares. This is because the Securities Exchange Act of 1934 and the penny stock rules impose additional sales practice and disclosure requirements on broker/dealers who sell our securities to persons other than accredited investors. As a result, fewer broker/dealers are willing to make a market in our common stock and investors may not be able to resell their shares. Further, news coverage regarding penny stock is extremely limited, if non-existent. As a result, investors only information will be from reports filed with the Securities and Exchange Commission.

USE OF PROCEEDS

We will not receive any of the proceeds from sales of shares by our Selling Shareholders.

PLAN OF DISTRIBUTION

There are 40 selling shareholders. They may sell some or all of their common stock in one or more transactions, including block transactions:

1.	On such public markets or exchanges as the common stock may from time to time be trading;

2.	In privately negotiated transactions;

3.	Through the writing of options on the common stock;

4.	In short sales; or

5.	In any combination of these methods of distribution.

The sales price to the public is fixed at $0.01 per share until such time as the shares of our common stock become traded on the Bulletin Board operated by the National Association of Securities Dealers, Inc. or another exchange. If our common stock becomes quoted on the Bulletin Board or another exchange, then the sales price to the public will vary according to the selling decisions of each selling shareholder and the market for our stock at the time of resale. In these circumstances, the sales price to the public may be:

1.	The market price of our common stock prevailing at the time of sale;

2.	A price related to such prevailing market price of our common stock; or

3.	Such other price as the selling shareholders determine from time to time.

The shares may also be sold in compliance with the Securities and Exchange Commission's Rule 144. The selling shareholders may also sell their shares directly to market makers acting as principals or brokers or dealers, who may act as agent or acquire the common stock as a principal. Any broker or dealer participating in such transactions as agent may receive a commission from the selling shareholders, or, if they act as agent for the purchaser of such common stock, from such purchaser. The selling shareholders will likely pay the usual and customary brokerage fees for such services. Brokers or dealers may agree with the selling shareholders to sell a specified number of shares at a stipulated price per share and, to the extent such broker or dealer is unable to do so acting as agent for the selling shareholders, to purchase, as principal, any unsold shares at the price required to fulfill the respective broker's or dealer's commitment to the selling shareholders. Brokers or dealers who acquire shares as principals may thereafter resell such shares from time to time in transactions in a market or on an exchange, in negotiated transactions or otherwise, at market prices prevailing at the time of sale or at negotiated prices, and in connection with such re-sales may pay or receive commissions to or from the purchasers of such shares. These transactions may involve cross and block transactions that may involve sales to and through other brokers or dealers.

We can provide no assurance that all or any of the common stock offered will be sold by the selling shareholders. We are bearing all costs relating to the registration of the common stock, estimated to be US$40,000.00. The selling shareholders, however, will pay commissions or other fees payable to brokers or dealers in connection with any sale of the common stock. The selling shareholders must comply with the requirements of the Securities Act of 1933 and the Securities Exchange Act of 1934 in the offer and sale of the common stock. In particular, during such times as the selling shareholders may be deemed to be engaged in a distribution of the common stock, and therefore be considered to be an underwriter, they must comply with applicable law and may, among other things:

  Not engage in any stabilization activities in connection with our common stock;

  Furnish each broker or dealer through which common stock may be offered, such copies of this prospectus, as amended from time to time, as may be required by such broker or dealer; and

  Not bid for or purchase any of our securities or attempt to induce any person to purchase any of our securities other than as permitted under the Securities Exchange Act of 1934.

There is no assurance that any of the selling shareholders will sell any or all of the shares offered by them. Under the securities laws of certain states, the shares may be sold in such states only through registered or licensed brokers or dealers. In addition, in certain states the shares may not be sold unless they have been registered or qualified for sale in that state or an exemption from registration or qualification is available and is met. There are no pre-existing contractual agreements for any person to purchase the shares.

Of the 60,285,398 shares of common stock outstanding as of April 10, 2005, NIL shares were owned by our officers and directors and may only be resold pursuant to this registration statement or in compliance with Rule 144 of the Securities Act of 1933 .

At April 10, 2005, there were 40 holders of record.

The price of the shares has been determined by the board of directors. We selected the $0.01 for the shares of common stock. Currently there is no market for the shares and we wanted to give our shareholders the ability to sell their shares. If our shares are listed for trading on the Bulletin Board, the price of the shares will be established by the market.

We have not declared any cash dividends, nor do we intend to do so. We are not subject to any legal restrictions respecting the payment of dividends, except that they may not be paid to render us insolvent. Dividend policy will be based on our cash resources and needs and it is anticipated that all available cash will be needed for our operations in the foreseeable future.

Section 15(g) of the Exchange Act

Our shares are covered by section 15(g) of the Securities Exchange Act of 1934, as amended, and Rules 15g-1 through 15g-6 promulgated thereunder. They impose additional sales practice requirements on broker/dealers who sell our securities to persons other than established customers and accredited investors (generally institutions with assets in excess of $5,000,000 or individuals with net worth in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 jointly with their spouses). While Section 15g and Rules 15g-1 through 15g-6 apply to broker/dealers, they do not apply to us.

Rule 15g-1 exempts a number of specific transactions from the scope of the penny stock rules.

Rule 15g-2 declares unlawful broker/dealer transactions in penny stocks unless the broker/dealer has first provided to the customer a standardized disclosure document.

Rule 15g-3 provides that it is unlawful for a broker/dealer to engage in a penny stock transaction unless the broker/dealer first discloses and subsequently confirms to the customer current quotation prices or similar market information concerning the penny stock in question.

Rule 15g-4 prohibits broker/dealers from completing penny stock transactions for a customer unless the broker/dealer first discloses to the customer the amount of compensation or other remuneration received as a result of the penny stock transaction.

Rule 15g-5 requires that a broker/dealer executing a penny stock transaction, other than one exempt under Rule 15g-1, disclose to its customer, at the time of or prior to the transaction, information about the sales persons compensation.

Rule 15g-6 requires broker/dealers selling penny stocks to provide their customers with monthly account statements.

Again, the foregoing rules apply to broker/dealers. They do not apply to us in any manner whatsoever. The application of the penny stock rules may affect your ability to resell your shares.

Offering Period and Expiration Date

This offering will start on the date of this prospectus and continue for a period of 270 days.

GLOSSARY OF TERMS

We are engaged in the business of exploring for and producing oil and natural gas. Oil and gas exploration is a specialized industry. Many of the terms used to describe our business are unique to the oil and gas industry. The following glossary clarifies certain of these terms you that may be encountered while reading this Form SB-2 Registration Statement:

"Acquisition costs of properties" means the costs incurred to obtain rights to production of oil and gas. These costs include the costs of acquiring oil and gas leases and other interests. These costs include lease costs, finder's fees, brokerage fees, title costs, legal costs, recording costs, options to purchase or lease interests and any other costs associated with the acquisitions of an interest in current or possible production.

"Area of mutual interest" means, generally, an agreed upon area of land, varying in size, included and described in an oil and gas exploration agreement which participants agree will be subject to rights of first refusal as among themselves, such that any participant acquiring any minerals, royalty, overriding royalty, oil and gas leasehold estates or similar interests in the designated area, is obligated to offer the other participants the opportunity to purchase their agreed upon percentage share of the interest so acquired on the same basis and cost as purchased by the acquiring participant. If the other participants, after a specific time period, elect not to acquire their pro-rata share, the acquiring participant is typically then free to retain or sell such interests.

"Back-in interests" also referred to as a carried interest, involve the transfer of interest in a property, with provision to the transferor to receive a reversionary interest in the property after the occurrence of certain events.

"Bbl" means barrel, 42 U.S. gallons liquid volume, used in this annual report in reference to crude oil or other liquid hydrocarbons.

"Bcf" means billion cubic feet, used in this annual report in reference to gaseous hydrocarbons.

"BcfE" means billions of cubic feet of gas equivalent, determined using the ratio of six thousand cubic feet of gas to one barrel of oil, condensate or gas liquids.

"Casing point" means the point in time at which an election is made by participants in a well whether to proceed with an attempt to complete the well as a producer or to plug and abandon the well as a non-commercial dry hole. The election is generally made after a well has been drilled to its objective depth and an evaluation has been made from drill cutting samples, well logs, cores, drill stem tests and other methods. If an affirmative election is made to complete the well for production, production casing is then generally cemented in the hole and completion operations are then commenced.

"Condensates" means liquid hydrocarbons recovered at the surface that result from condensation due to reduced pressure or temperature of petroleum hydrocarbons existing initially in a gaseous phase in the reservoir.

"Depletable Unit" means a unit of measure equal to the cost of the natural resource divided by estimated units of resource. For each property determined to be impaired, we recognized an impairment loss equal to the difference between the estimated fair value and the carrying value of the property on a depletable unit basis. Fair value is estimated to be the present value of expected future net cash flows computed by applying estimated future oil and gas prices, as determined by management, to the estimated future production of oil and gas reserves over the economic life of a property. Future cash flows are based upon our independent engineer's estimate of proved reserves. In addition, other factors such as probable and possible reserves are taken into consideration when justified by economic conditions and actual or planned drilling.

"Development costs" are costs incurred to drill, equip, or obtain access to proved reserves. They include costs of drilling and equipment necessary to get products to the point of sale and may entail on-site processing.

"Exploration costs" are costs incurred, either before or after the acquisition of a property, to identify areas that may have potential reserves, to examine specific areas considered to have potential reserves, to drill test wells, and drill exploratory wells. Exploratory wells are wells drilled in unproven areas. The identification of properties and examination of specific areas will typically include geological and geophysical costs, also referred to as G&G, which include topological studies, geographical and geophysical studies, and costs to obtain access to properties under study. Depreciation of support equipment, and the costs of carrying unproved acreage, delay rentals, ad valorem property taxes, title defense costs, and lease or land record maintenance are also classified as exploratory costs. "Farmout" involves an entity's assignment of all or a part of its interest in or lease of a property in exchange for consideration such as a royalty.

"Future net revenue, before income taxes" means an estimate of future net revenue from a property, based on the production of the proven reserves of oil and natural gas believed to be recoverable at a specified date, after deducting production and ad valorem taxes, future capital costs and operating expenses, before deducting income taxes. Future net revenue, before income taxes, should not be construed as being the fair market value of the property.

"Future net revenue, net of income taxes" means an estimate of future net revenue from a property, based on the proven reserves of oil and natural gas believed to be recoverable at a specified date, after deducting production and ad valorem taxes, future capital costs and operating expenses, net of income taxes. Future net revenues, net of income taxes, should not be construed as being the fair market value of the property.

"Gross" oil or gas well or "gross" acre is a well or acre in which we have a working interest.

"Intangible Drilling Costs" means expenditures incurred by an operator for labor, fuel, repairs, hauling and supplies used in drilling, shooting and cleaning of wells, in preparing the surface preparatory to drilling, and in the construction of derricks, tanks, pipelines and other structures erected in connection with drilling but not including the cost of the materials themselves. The fundamental test is, do the items have salvage value? If not, they qualify as intangibles.

"Mcf" means thousand cubic feet, used in this annual report to refer to gaseous hydrocarbons.

"McfE" means thousands of cubic feet of gas equivalent, determined using the ratio of six thousand cubic feet of gas to one barrel of oil, condensate or gas liquids.

"MMcf" means million cubic feet, used in this annual report to refer to gaseous hydrocarbons.

"MBbl" means thousand barrels, used in this annual report to refer to crude oil or other liquid hydrocarbons."

"Net" oil and gas wells or "net" acres are determined by multiplying "gross" wells or acres by our percentage interest in such wells or acres.

"Oil and gas lease" or "Lease" means an agreement between a mineral owner, the lessor, and a lessee which conveys the right to the lessee to explore for and produce oil and gas from the leased lands. Oil and gas leases usually have a primary term during which the lessee must establish production of oil and or gas. If production is established within the primary term, the term of the lease generally continues in effect so long as production occurs on the lease. Leases generally provide for a royalty to be paid to the lessor from the gross proceeds from the sale of production.

"Overpressured reservoir" are reservoirs subject to abnormally high pressure as a result of certain types of subsurface conditions.

"Present value of future net revenue, before income taxes" means future net revenue, before income taxes, discounted at an annual rate of 10% to determine their "present value." The present value is shown to indicate the effect of time on the value of the revenue stream and should not be construed as being the fair market value of the properties.

"Present value of future net revenue, net of income taxes" means future net revenue, net of income taxes discounted at an annual rate of 10% to determine their "present value." The present value is shown to indicate the effect of time on the value of the revenue stream and should not be construed as being the fair market value of the properties. Also known as the "Standardized Measure of Discounted Future Net Cash Flows" if SEC pricing assumptions are used.

"Production costs" means operating expenses and severance and ad valorem taxes on oil and gas production.

"Prospect" means a location where both geological and economical conditions favor drilling a well.

"Proved oil and gas reserves" are the estimated quantities of crude oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e. prices and costs as of the date the estimate is made. Prices include consideration of changes in existing prices provided only by contractual arrangements, but not on escalations based upon future conditions. Reservoirs are considered proved if economic recovery by production is supported by either actual production or conclusive formation test. The area of a reservoir considered proved includes (A) that portion delineated by drilling and defined by gas-oil and/or oil-water contacts, if any, and (B) the immediately adjoining portions not yet drilled, but which can reasonably be judged as economically productive on the basis of available geological and engineering data. In the absence of information on fluid contacts the lowest known structural occurrence of hydrocarbons controls the lower proved limit of the reservoir.

"Proved developed oil and gas reserves" are those proved reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. Additional oil and gas reserves expected to be obtained through the application of fluid injection or other improved secondary or tertiary recovery techniques for supplementing the natural forces and mechanisms of primary recovery are included as "proved developed reserves" only after testing by a pilot project or after the operation of an installed recovery program has confirmed through production response that increased recovery will be achieved. "Proved undeveloped oil and gas reserves" are those proved reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required. Reserves on undrilled acreage are limited to those drilling units offsetting productive units that are reasonably certain of production when drilled. Proved reserves for other undrilled units are claimed only where it can be demonstrated with reasonable certainty that there is continuity of production from the existing productive formation. Estimates for proved undeveloped reserves attributable to any acreage do not include production for which an application of fluid injection or other improved recovery technique is required or contemplated, unless such techniques have been proved effective by actual tests in the area and in the same reservoir. "Reserve target" see "Prospect."

"Royalty interest" is a right to oil, gas, or other minerals that is not burdened by the costs to develop or operate the related property. "Seismic option" generally means an agreement in which the mineral owner grants the right to acquire seismic data on the subject lands and grants an option to acquire an oil and gas lease on the lands at a predetermined price. "Trend" means a geographical area along which a petroleum pay occurs (fairway).

"Working interest" is an interest in an oil and gas property that is burdened with the costs of development and operation of the property.

BUSINESS

The words "believes," "intends," "expects," "anticipates," "projects," "estimates," "predicts" and similar expressions are also intended to identify forward-looking statements. Although we believe that the expectations reflected in such forward-looking statements are reasonable, we can give no assurance that such expectations reflected in such forward-looking statements will prove to have been correct. All forward looking statements contained in this section are based on assumptions believed to be reasonable. These forward looking statements include statements regarding:

*	Estimates of proved reserve quantities and net present values of those reserves
*	Reserve potential
*	Business strategy
*	Capital expenditures - amount and types
*	Expansion and growth of our business and operations
*	Expansion and development trends of the oil and gas industry
*	Production of oil and gas reserves
*	Exploration prospects
*	Wells to be drilled, and drilling results
*	Operating results and working capital

We can give no assurance that our expectations and assumptions will prove to be correct. Reserve estimates of oil and gas properties are generally different from the quantities of oil and natural gas that are ultimately recovered or found. This is particularly true for estimates applied to exploratory prospects and new production. Additionally, any forward-looking statements are subject to various known and unknown risks, uncertainties and contingencies, many of which are beyond our control. Such things may cause actual results, performance, achievements or expectations to differ materially from what we anticipated.

General

We are an independent oil and gas company engaged in the exploration, exploitation, development, production and acquisition of natural gas and crude oil. We are a Nevada corporation incorporated on April 6, 2004. On April 6, 2004, we merged with First Canadian American Financial Services Inc., a Canadian corporation. First Canadian American Financial Services Inc. merged into us and the separate existence of First Canadian American Financial Services, Inc. terminated. First Canadian American Financial Services, Inc. was incorporated on September 19, 2002. None of our current officers and directors were affiliated with First Canadian American Financial Services, Inc.

On February 15, 2005, effective June 22, 2004, we received from Armen Energy Corp., a partial assignment of oil and gas lease wherein acquired a 45% working interest, 37.5% , net revenue interest in 1000 acres located in Navarro County, Texas from a depth below 1,100 feet. There are currently three wells in production on the Navarro property. In the twelve months preceding April 6, 2004, the Navarro property averaged production of NIL barrels of oil per day. The wells drilled to date on the lease were on an area of less than 40 acres and all were completed in Pecan Gap sand at a depth between 1,800 and 2,000 feet. The shallow drilling will allow for well drilling and completion costs to be kept at an average of less than $80,000.

On October 31, 2004, we executed an agreement with Hodgkinson Equities Corporation wherein we acquired a 10% working interest, 8% net revenue interest in one well located in Saskatchewan, Canada. We paid $42,000 for our interest. In the twelve months preceding October 31, 2004, there was no activity other than seismic which was carried out on the property.

A well was drilled in December 2004 on the Hodgkinson Property and found to be non-productive and subsequently abandoned. No further drilling is contemplated at this time. The company however retains its interest in the 640 acres for a period of 2 years.

Business Strategy

Our overall goal is to maximize our value through profitable growth in our oil and gas reserves. We believe this can be achieved through the exploration and development of our existing prospects. As with any dynamic environment, we must be flexible and adaptive to current economic and sector conditions in executing its growth plan. In 2005, we intend to supplement our exploration and development program with an acquisition program targeting properties that we believe possess high development potential. Following the execution of agreements covering the Corsicana property and the Hodgkinson property, we have a base production level in place that can provide consistent cash flow to assist in funding our exploration efforts. Exploration and development activities have higher associated risks than those associated with acquisitions of producing properties. Two of the largest risks associated with exploration and development activities are:

*	geological risks (the subject property does not hold recoverable oil or natural gas);
*	and project cost overruns.

By utilizing a "portfolio" approach in our exploration activities, we expect to minimize the overall effect of these risks. We participate in a larger number of exploratory and development activities by diversifying our ownership positions. We intend to utilize available advanced technology, such as 3-dimensional ("3-D") seismic modeling to further reduce risk and enhance our success rates. We believe that the availability of economical 3-D seismic surveys fundamentally changed the risk profile of oil and gas exploration in Texas and Saskatchewan . Recognizing this, we intend to aggressively seek to acquire significant acreage blocks in selected areas for targeted, proprietary, 3-D seismic surveys. Using the data generated by initial proprietary seismic surveys, covering over 2 square miles, we have identified in excess of 50 potential drill sites in Texas. In general, when it is not geographically advantageous for us to be the operator, we will rely on agreements with qualified operating oil and gas companies to operate many its projects through the exploratory and production phases. Currently we are not the operator on any of our properties.

Seasonality

Production from gas wells may be curtailed or shut-in for considerable periods of time due to a lack of market demand, and such curtailments may continue for a considerable period of time in the future. There may be an excess supply of gas in areas where our operations are conducted. In such event, it is possible that there will be no market or a very limited market for our prospects. It is customary in many portions of Oklahoma and Texas to shut-in gas wells in the spring and summer when there is not sufficient demand for gas.

Summary of Proved Reserve Data

As of November 30, 2004 - Navarro County, Texas
	BBLS	MCF
	Oil	Natural Gas
Proved Producing Gross	75,000	NIL
Proved Developed Nonproducing	NIL	NIL
Proved Undeveloped	NIL	NIL

As of November 30, 2004 - Saskatchewan
	BBLS	MCF
	Oil	Natural Gas
Proved Producing	NIL	NIL
Proved Developed Nonproducing	NIL	NIL
Proved Undeveloped	NIL	NIL

Principal Producing Properties as of November 30, 2003
	Gross oil	Net oil	Gross gas	Net gas	Gross	Net
Field	wells	wells	wells	wells	acreage	acreage
Navarro	NIL	NIL	NIL	NIL	NIL	NIL
Saskatchewan	NIL	NIL	NIL	NIL	NIL	NIL

Navarro Property
	Year ended November 30,
	2004	2003	2002
Oil production (Bbl)Gross	1,200	NIL	NIL
Gas production (mcf)	NIL	NIL	NIL
Average sales price:
Oil (per Bbl)	42.00	NIL	NIL
Gas (per Mcf)	NIL	NIL	NIL
Average production cost per Mcfe	NIL	NIL	NIL

Navarro Property
	Oil - Bbl per day	Gas - Mcf per day	Water - Bbl per day
2004 Gross	15.00	NIL	5
2003	NIL	NIL	NIL
2002	NIL	NIL	NIL

Saskatchewan Property
Year ended November 30,
	2004	2003	2002
Oil production (Bbl)	NIL	NIL	NIL
Gas production (mcf)	NIL	NIL	NIL
Average sales price:
Oil (per Bbl)	NIL	NIL	NIL
Gas (per Mcf)	NIL	NIL	NIL
Average production cost per Mcfe	NIL	NIL	NIL

Saskatchewan Property
Field	Oil - Bbl per day	Gas - Mcf per day	Water - Bbl per day
2004	NIL	NIL	NIL
2003	NIL	NIL	NIL
2002	NIL	NIL	NIL

Current Projects

Navarro County, Texas

We currently own a 45% working interest, 37.5%, net revenue interest in 1000 acres located in Navarro County, Texas below 1,100 feet. There are currently three wells in production on the Navarro property. In the twelve months preceding April 6, 2004, the Navarro property averaged production of NIL barrels of oil per day. The wells drilled to date on the lease were on an area of less than 40 acres and all were completed in Pecan Gap sand at a depth between 1,800 and 2,000 feet. The shallow drilling will allow for well drilling and completion costs to be kept at an average of less than $ 80,000 Gross.

The following is a summary of the Navarro property costs and expenses:

	11/30/2004	11/30/2003
Capitalized costs	162,893	NIL
Evaluated properties	NIL	NIL
Unevaluated properties	NIL	NIL
Less accumulated depreciation, depletion, amortization & impairment	2,351	NIL
	160,542	NIL

Saskatchewan Property

We own a 10% working interest, 8% net revenue interest in 640 gross acres.

The following is a summary of the Saskatchewan property costs and expenses:

	11/30/2004	11/30/2003
Capitalized costs Dry hole	$42,000	NIL
Evaluated properties	NIL	NIL
Unevaluated properties	NIL	NIL
Less accumulated depreciation, depletion, amortization & impairment	NIL	NIL
	$42,000	NIL

Drilling Activity

The table below sets forth the results of our drilling activities for the periods indicated:

	First Three Months		Years Ended November 30
	Ended 2/28/05		2004		2003 [2]
	Gross	Net	Gross	Net	Gross	Net
Exploratory:
Productive (1)	1	33.3	3	1.125	NIL	NIL
Dry			1.08		NIL	NIL
Total Exploratory
Development:
Productive [1]
Dry
Total Development
Total
Productive [1]
Dry
Total	1	33.3	4	1.205	NIL	NIL

[1]     Although a well may be classified as productive upon completion, future production may deem the well to be uneconomical, particularly for exploration wells where there is little or no production history.

[2]     Based on the prior separate information from Navarro and Saskatchewan properties.

Subsidiary Corporations

We do not have any subsidiary corporations.

Geological and Geophysical Techniques

Geological interpretation is based upon data recovered from existing oil and gas wells in an area and other sources. Such information is either purchased from the entity that drilled the wells or becomes public knowledge through state agencies after a period of years. Through analysis of rock types, fossils and the electrical and chemical characteristics of rocks from existing wells, we can construct a picture of rock layers in the area. We will have access to the well logs and decline curves from existing operating wells. Well logs allow us to calculate an original oil or gas volume in place while decline curves from production history allow us to calculate remaining proved producing reserves. We maintain our own equipment necessary to conduct the geological or geophysical testing referred to herein.

Market for Oil and Gas Production

The market for oil and gas production is regulated by both the Canadian and provincial and United States and state governments. The overall market is mature and with the exception of gas, all producers in a producing region will receive the same price. The major oil companies will purchase all crude oil offered for sale at posted field prices. There are price adjustments for quality difference from the Benchmark. Benchmark is Saudi Arabian light crude oil employed as the standard on which OPEC price changes have been based. Quality variances from Benchmark crude results in lower prices being paid for the variant oil. Oil sales are normally contracted with a purchaser or gatherer as it is known in the industry who will pick-up the oil at the well site. In some instances there may be deductions for transportation from the well head to the sales point. At this time the majority of crude oil purchasers do not charge transportation fees, unless the well is outside their service area. The service area is a geographical area in which the purchaser of crude oil will not charge a fee for picking upon the oil. The purchaser or oil gatherer as it is called within the oil industry, will usually handle all check disbursements to both the working interest and royalty owners. We are a working interest owner. By being a working interest owner, we are responsible for the payment of our proportionate share of the operating expenses of the well. Royalty owners and over-riding royalty owners receive a percentage of gross oil production for the particular lease and are not obligated in any manner whatsoever to pay for the costs of operating the lease. Therefore, we, in most instances, are paying the expenses for the oil and gas revenues paid to the royalty and over-riding royalty interests.

Gas sales are by contract. The gas purchaser will pay the well operator 100% of the sales proceeds on or about the 25th of each and every month for the previous months sales. The operator is responsible for all checks and distributions to the working interest and royalty owners. There is no standard price for gas. Prices will fluctuate with the seasons and the general market conditions. It is our intention to utilize this market when ever possible in order to maximize revenues. We do not anticipate any significant change in the manner production is purchased, however, no assurance can be given at this time that such changes will not occur.

Acquisition of Future Leases

In the future, we will be the acquiring additional oil and gas leases. The acquisition process may be lengthy because of the amount of investigation which will be required prior to submitting a bid to a major oil company. Currently, we are not engaged in any bidding process. Verification of each property and the overall acquisition process can be divided into three phases, as follows:

Phase 1.   Field identification. In some instances the seller will have a formal divestiture department that will provide a sales catalog of leases which will be available for sale. Review of the technical filings made to the states along with a review of the regional geological relationships, released well data and the production history for each lease will be utilized. In addition a review of the proprietary technical data in the sellers office will be made and calculation of a bid price for the field.

Phase 2.   Submission of the Bid. Each bid will be made subject to further verification of production capacity, equipment condition and status, and title.

Phase 3.   Closing. Final price negotiation will take place. Cash transfer and issuance of title opinions. Tank gauging and execution of transfer orders.

After closing has occurred, the newly acquired property will be turned over to us for possible work-overs or operational changes which will in our estimation increase each well's production.

In connection with the acquisition of an oil and gas lease for work-over operations, we are able to assume 100% ownership of the working-interest and surface production equipment facilities with only minor expenses. In exchange for an assignment of the lease, we agree to assume the obligation to plug and abandon the well in the event we determines that reworking operations are either too expensive or will not result in production in paying quantities.

Several major oil companies have recently placed numerous oil and gas properties out for competitive bidding. We currently do not have sufficient revenues or funds available to it to make a bid for such properties. We have not initiated a search for additional leases and does not intend to do so until it raises additional capital. We believe that it is not an efficient use of time to search for additional prospects when we do not have sufficient capital to acquire and develop additional leases. We intend to raise additional capital through loans or the sale of equity securities in order to have sufficient funds to make a bid for such properties. There is no assurance that we will ever raise such additional capital and if we are unable to raise such capital, we may have to cease operations.

At the present time, we have not identified any specific oil and gas leases which we intend to acquire in the future and will only be able to make such determination upon raising said capital.

Competition

The oil and gas industry is highly competitive. Our competitors and potential competitors include major oil companies and independent producers of varying sizes of which are engaged in the acquisition of producing properties and the exploration and development of prospects. Most of our competitors have greater financial, personnel and other resources than we do and therefore have a greater leverage to use in acquiring prospects, hiring personnel and marketing oil and gas. Accordingly, a high degree of competition in these areas is expected to continue.

Governmental Regulation

In the United States

The production and sale of oil and gas is subject to regulation by state, federal and local authorities. In most areas there are statutory provisions regulating the production of oil and natural gas under which administrative agencies may set allowable rates of production and promulgate rules in connection with the operation and production of such wells, ascertain and determine the reasonable market demand of oil and gas, and adjust allowable rates with respect thereto

The sale of liquid hydrocarbons was subject to federal regulation under the Energy Policy and Conservation Act of 1975 which amended various acts, including the Emergency Petroleum Allocation Act of 1973. These regulations and controls included mandatory restrictions upon the prices at which most domestic crude oil and various petroleum products could be sold. All price controls and restrictions on the sale of crude oil at the wellhead have been withdrawn. It is possible, however, that such controls may be reimposed in the future but when, if ever, such reimposition might occur and the effect thereof on us cannot be predicted.

The sale of certain categories of natural gas in interstate commerce is subject to regulation under the Natural Gas Act and the Natural Gas Policy Act of 1978 ("NGPA"). Under the NGPA, a comprehensive set of statutory ceiling prices applies to all first sales of natural gas unless the gas is specifically exempt from regulation (i.e., unless the gas is "deregulated"). Administration and enforcement of the NGPA ceiling prices are delegated to the FERC. In June 1986, the FERC issued Order No. 451, which, in general, is designed to provide a higher NGPA ceiling price for certain vintages of old gas. It is possible, though unlikely, that we may in the future acquire significant amounts of natural gas subject to NGPA price regulations and/or FERC Order No. 451.

Our operations are subject to extensive and continually changing regulation because legislation affecting the oil and natural gas industry is under constant review for amendment and expansion. Many departments and agencies, both federal and state, are authorized by statute to issue and have issued rules and regulations binding on the oil and natural gas industry and its individual participants. The failure to comply with such rules and regulations can result in large penalties. The regulatory burden on this industry increases our cost of doing business and, therefore, affects our profitability. However, we do not believe that we are affected in a significantly different way by these regulations than our competitors are affected.

Transportation and Production

Transportation and Sale of Oil and Natural Gas. We can make sales of oil, natural gas and condensate at market prices which are not subject to price controls at this time. Condensates are liquid hydrocarbons recovered at the surface that result from condensation due to reduced pressure or temperature of petroleum hydrocarbons existing initially in a gaseous phase in the reservoir. The price that we receive from the sale of these products is affected by our ability to transport and the cost of transporting these products to market. Under applicable laws, the Federal Energy Regulatory Commission ("FERC") regulates:

*	the construction of natural gas pipeline facilities, and
*	the rates for transportation of these products in interstate commerce.

Our possible future sales of natural gas are affected by the availability, terms and cost of pipeline transportation. The price and terms for access to pipeline transportation remain subject to extensive federal and state regulation. Several major regulatory changes have been implemented by Congress and the FERC from 1985 to the present. These changes affect the economics of natural gas production, transportation and sales. In addition, the FERC is continually proposing and implementing new rules and regulations affecting these segments of the natural gas industry that remain subject to the FERC's jurisdiction. The most notable of these are natural gas transmission companies.

The FERC's more recent proposals may affect the availability of interruptible transportation service on interstate pipelines. These initiatives may also affect the intrastate transportation of gas in some cases. The stated purpose of many of these regulatory changes is to promote competition among the various sectors of the natural gas industry. These initiatives generally reflect more light-handed regulation of the natural gas industry. The ultimate impact of the complex rules and regulations issued by the FERC since 1985 cannot be predicted. In addition, some aspects of these regulatory developments have not become final but are still pending judicial and FERC final decisions. We cannot predict what further action the FERC will take on these matters. However, we do not believe that any action taken will affect us much differently than it would affect other natural gas producers, gatherers and marketers with which we might compete against.

Effective as of January 1, 1995, the FERC implemented regulations establishing an indexing system for transportation rates for oil. These regulations could increase the cost of transporting oil to the purchaser. We do not believe that these regulations will affect us any differently than other oil producers and marketers with which we competes with.

Regulation of Drilling and Production. Our proposed drilling and production operations are subject to regulation under a wide range of state and federal statutes, rules, orders and regulations. Among other matters, these statutes and regulations govern:

*	the amounts and types of substances and materials that may be released into the environment,
*	the discharge and disposition of waste materials,
*	the reclamation and abandonment of wells and facility sites, and
*	the remediation of contaminated sites,

and require:

*	permits for drilling operations,
*	drilling bonds, and
*	reports concerning operations.

Texas law contains:

*	provisions for the unitization or pooling of oil and natural gas properties,
*	the establishment of maximum rates of production from oil and natural gas wells, and
*	the regulation of the spacing, plugging and abandonment of wells.

Environmental Regulations

General. Our operations are affected by the various state, local and federal environmental laws and regulations, including the:

*	Clean Air Act,
*	Oil Pollution Act of 1990,
*	Federal Water Pollution Control Act,
*	Resource Conservation and Recovery Act ("RCRA"),
*	Toxic Substances Control Act, and
*	Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA").

these laws and regulations govern the discharge of materials into the environment or the disposal of waste materials, or otherwise relate to the protection of the environment. In particular, the following activities are subject to stringent environmental regulations:

*	drilling,
*	development and production operations,
*	activities in connection with storage and transportation of oil and other liquid hydrocarbons, and
*	use of facilities for treating, processing or otherwise handling hydrocarbons and wastes.

Violations are subject to reporting requirements, civil penalties and criminal sanctions. As with the industry generally, compliance with existing regulations increases our overall cost of business. The increased costs cannot be easily determined. Such areas affected include:

*	unit production expenses primarily related to the control and limitation of air emissions and the disposal of produced water,
*

capital costs to drill exploration and development wells resulting from expenses primarily related to the management and disposal of drilling fluids and other oil and natural gas exploration wastes, and

*	capital costs to construct, maintain and upgrade equipment and facilities and remediate, plug and abandon inactive well sites and pits.

Environmental regulations historically have been subject to frequent change by regulatory authorities. Therefore, we are unable to predict the ongoing cost of compliance with these laws and regulations or the future impact of such regulations on its operations. However, we do not believe that changes to these regulations will have a significant negative affect on our operations.

A discharge of hydrocarbons or hazardous substances into the environment could subject us to substantial expense, including both the cost to comply with applicable regulations pertaining to the clean up of releases of hazardous substances into the environment and claims by neighboring landowners and other third parties for personal injury and property damage. We do not maintain insurance for protection against certain types of environmental liabilities.

The Clean Air Act requires or will require most industrial operations in the United States to incur capital expenditures in order to meet air emission control standards developed by the EPA and state environmental agencies. Although no assurances can be given, we believe the Clean Air Act requirements will not have a material adverse effect on our financial condition or results of operations.

RCRA is the principal federal statute governing the treatment, storage and disposal of hazardous wastes. RCRA imposes stringent operating requirements, and liability for failure to meet such requirements, on a person who is either:

*	a "generator" or "transporter" of hazardous waste, or
*	an "owner" or "operator" of a hazardous waste treatment, storage or disposal facility.

At present, RCRA includes a statutory exemption that allows oil and natural gas exploration and production wastes to be classified as non-hazardous waste. As a result, we will not be subject to many of RCRA's requirements because its operations will probably generate minimal quantities of hazardous wastes.

CERCLA, also known as "Superfund," imposes liability, without regard to fault or the legality of the original act, on certain classes of persons that contributed to the release of a "hazardous substance" into the environment. These persons include:

*	the "owner" or "operator" of the site where hazardous substances have been released, and
*	companies that disposed or arranged for the disposal of the hazardous substances found at the site.

CERCLA also authorizes the EPA and, in some instances, third parties to act in response to threats to the public health or the environment and to seek to recover from the responsible classes of persons the costs they incur. In the course of our ordinary operations, we could generate waste that may fall within CERCLA's definition of a "hazardous substance." As a result, we may be liable under CERCLA or under analogous state laws for all or part of the costs required to clean up sites at which such wastes have been disposed.

Under such law we could be required to:

*	remove or remediate previously disposed wastes, including wastes disposed of or released by prior owners or operators,
*	clean up contaminated property, including contaminated groundwater, or
*	perform remedial plugging operations to prevent future contamination.

We could also be subject to other damage claims by governmental authorities or third parties related to such contamination.

In Canada

Restoration, Safety and Environmental Risk
Our Canadian operations are in Saskatchewan. Certain laws and regulations exist that require companies engaged in petroleum activities to obtain necessary safety and environmental permits to operate. Such legislation may restrict or delay us from conducting operations in certain geographical areas. Further, such laws and regulations may impose liability on us for remedial and clean-up costs, personal injuries related to safety and environmental damages.

While our safety and environmental activities have been prudent and have enabled us to operate successfully in managing such risks, there can be no assurance that we will always be successful in protecting ourselves from the impact of all such risks. Consistent with our growth in other areas, we seek opportunities for performance improvement in our operating practices.

Government Regulation and Environmental Matters
We are subject to various Saskatchewan provincial laws and regulations including environmental laws and regulations. We believe that we are in substantial compliance with such laws and regulations, however, such laws and regulations may change in the future in a manner that will increase the burden and cost of compliance. In addition, we could incur significant liability for damages, cleanup costs and penalties in the event of certain discharges into the environment.

Certain laws and governmental regulations may impose liability on us for personal injuries, clean-up costs, environmental damages and property damages, as well as administrative, civil and criminal penalties. We maintain limited insurance coverage for sudden and accidental environmental damages, but do not maintain insurance coverage for the full potential liability that could be caused by sudden and accidental environmental damage. Accordingly, we may be subject to liability or may be required to cease production from properties in the event of such damages.

The main bodies of regulations that apply to us in the areas in which we have significant field operations is the Petroleum and Natural Gas Act of Saskatchewan.

Kyoto Protocol Risk
The Kyoto Protocol treaty (Protocol) was established to reduce emissions of greenhouse gases (GHG) that are believed to contribute to increasing Earth'=s surface temperatures and affecting the global climate change. Canada adopted the Kyoto Protocol in December 1997. The Protocol establishes commitments to reduce GHG internationally and Canada has committed to meet a 6% reduction over base-year 1990 during the period 2008 to 2012. While we believe we are a low-emission producer, it is not possible for us to predict the impact of how Protocol-related issues will ultimately be resolved and to what extent their impact will affect our future unit operating costs and capital expenditures.

The foregoing regulations do not and will not have any material adverse affect upon us.

Company's Office

Our offices are located at 498 Ellis Street, 2nd Floor, Penticton, British Columbia, Canada V2A 4M2. Our telephone number is (250) 497-6072.

Employees

We currently have no employees other than our officers and directors. All oil workers are provided by the operating companies providing services in the oil fields.

Legal proceedings

We are not a party to any pending litigation and to our knowledge, no action, suit or proceeding has been threatened against any of our officers or directors.

MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

We intend to spend our existing cash on drilling new wells on our existing oil and gas leases. We do not intend to acquire any additional oil and gas leases until we complete drilling operations on our existing leases. We intend to initiate further drilling operations within the next twelve months and believe that we will complete our drilling operations within the next 24 months. We do believe we will need additional capital to conduct drilling operations. We believe we will need to raise approximately $1,000,000 during the next 24 months. We intend to raise the money by through loans or through the sale of equity securities.

We intend to reduce our dependence on new finances by drilling new wells. Income from the sale of oil or gas will be applied to our drilling plans. There is no assurance, however, our drilling operation will prove successful. If does not prove successful, we will have to rely upon future new finances in order to continue our operations.

Our auditors have issued a going concern opinion. This means that our auditors believe there is substantial doubt that we can continue as an on-going business for the next twelve months unless we obtains additional capital. This is because we have not generated enough revenues from operations to drill, complete and rework wells on our leases. Accordingly, we must raise cash from sources other than the sale of oil or gas found on our property. That cash must be raised from other sources. We believe that our other source for cash at this time is investments or loans by others. As of the date hereof, we have not made sales of additional securities and there is no assurance that we will be able to raise additional capital through the sale of securities in the future. Further, we have not initiated any negotiations for loans to us and there is no assurance that we will be able to raise additional capital in the future through loans. In the event that we are unable to raise additional capital, we may have to suspend or cease operations.

We do not intend to conduct any research or development during the next twelve months other than as described herein. See "Business."

We do not intend to purchase a plant or significant equipment. We will hire employees on an as needed basis, however, we do not expect any significant changes in the number of employees.

We acquired all of our properties after April 3, 2004. Accordingly, we had no revenues prior thereto.

Results of Operations

Year Ended November 30, 2004

We acquired all of our properties after April 3, 2004. Accordingly, we had no revenues prior thereto.

Our revenues for the year ended November 30, 2004 were $ 7,984.

Our expenses for the year ended November 30, 2004 were $ 37,021.

Our assets on November 30, 2004 were $ 323,424.

Our liabilities on November 30, 2004 were $ 94,027.

Our stockholder's equity on November 30, 2004 was $ 229,397.

The foregoing figures reflect our operations as a development stage oil and gas company.

Exploration Outlook

We expect to continue with the development of our current oil and gas leases.

Financial Condition, Liquidity and Capital Resources

Our cash at November 30, 2004 was $ 154,763. Our current assets at November 30, 2004 were $ 162,882. Our current liabilities at November 30, 2004 were $ 94,027. Our working capital at November 30, 2004 was $ 68,855. We currently generate approximately $ 6,375 Net per month in revenues. Our cost of operations is approximately $ 1,810 per month. In the event we are unable to develop a positive cash flow, we will have to cease operations or sell off sufficient producing properties to begin operating profitably.

Recent Accounting Pronouncements

In May 2003, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity" (hereinafter "SFAS No. 150"). SFAS No. 150 establishes standards for classifying and measuring certain financial instruments with characteristics of both liabilities and equity and requires that those instruments be classified as liabilities in statements of financial position. Previously, many of those instruments were classified as equity. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003 and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The Company has not yet determined the impact of the adoption of this statement.

In April 2003, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities" (hereinafter "SFAS No. 149"). SFAS No. 149 amends and clarifies the accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". This statement is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. The adoption of SFAS No. 149 is not expected to have a material impact on the financial position or results of operations of the Company as the Company has not issued any derivative instruments or engaged in any hedging activities as of June 30, 2003.

In December 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation B Transition and Disclosure" ("SFAS No. 148"). SFAS 148 amends SFAS 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, the statement amends the disclosure requirements of SFAS 123 to require prominent disclosure in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The provisions of the statement are effective for financial statements for fiscal years ending after December 15, 2002. The Company currently reports stock issued to employees under the rules of SFAS 123. Accordingly, there is no change in disclosure requirements due to SFAS 148 as adopted by the Company during the year ended June 30, 2003.

In June 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS No. 146"). SFAS No. 146 addresses significant issues regarding the recognition, measurement, and reporting of costs associated with exit and disposal activities, including restructuring activities. SFAS No. 146 also addresses recognition of certain costs related to terminating a contract that is not a capital lease, costs to consolidate facilities or relocate employees, and termination benefits provided to employees that are involuntarily terminated under the terms of a one-time benefit arrangement that is not an ongoing benefit arrangement or an individual deferred-compensation contract. SFAS No. 146 was issued in June 2002 and is effective November 30, 2002 with early application encouraged. The Company adopted SFAS during the year ended November 30, 2004 and there has been no impact on the Company's financial position or results of operations from adopting SFAS 146.

In April 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 145, "Recission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections" ("SFAS No. 145"), which updates, clarifies and simplifies existing accounting pronouncements. FASB No. 4, which required all gains and losses from the extinguishment of debt to be aggregated and, if material, classified as an extraordinary item, net of related tax effect was rescinded, and as a result, FASB 64, which amended FASB 4, was rescinded as it was no longer necessary. SFAS No. 145 amended FASB 13 to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. The Company adopted SFAS 145 during the year ended November 30, 2004 and does not believe that the adoption will have a material effect on the financial statements of the Company at June 30, 2003.

In October 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" (SFAS No. 144). SFAS No. 144 replaces SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of." This standard establishes a single accounting model for long-lived assets to be disposed of by sale, including discontinued operations. SFAS No. 144 requires that these long-lived assets be measured at the lower of carrying amount or fair value less cost to sell, whether reported in continuing operations or discontinued operations. This statement is effective beginning for fiscal years after December 15, 2001, with earlier application encouraged. The Company adopted SFAS No. 144 during the year ended November 30, 2004 and during the year ending June 30, 2003, impaired a significant amount of its assets under this standard. See Note 12.

In October 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations" ("SFAS No. 143"). SFAS No. 143 establishes guidelines related to the retirement of tangible long-lived assets of the Company and the associated retirement costs. This statement requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived assets. This statement is effective for financial statements issued for the fiscal years beginning after June 15, 2002 and with earlier application encouraged. The Company adopted SFAS No. 143 which did not impact the financial statements of the Company at June 30, 2003.

In June 2001, the Financial Accounting Standards Board issued SFAS No. 141, "Business Combinations" ("SFAS No. 141") and SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142"). SFAS No. 141 provides for the elimination of the pooling-of-interests method of accounting for business combinations with an acquisition date of July 1, 2001 or later. SFAS No. 142 prohibits the amortization of goodwill and other intangible assets with indefinite lives and requires periodic reassessment of the underlying value of such assets for impairment. SFAS No. 142 is effective for fiscal years beginning after December 15, 2001. An early adoption provision exists for companies with fiscal years beginning after March 15, 2001. On July 1, 2001, the Company adopted SFAS No. 142. Application of the nonamortization provision of SFAS No. 142 did not affect the Company's results of operations in the fiscal years ended November 30, 2004 and 2003, as the Company had no assets with indeterminate lives.

Significant Contracts

On February 15, 2005, we received an assignment of a 45% working interest ownership, 37.5% net revenue interest in and to approximately 1,000 gross leasehold acres in Navarro County, Texas. There are currently three producing wells on the property, no shut-in wells and no salt water disposal wells. Current production from these properties over the last twelve months has averaged approximately 15 gross barrels of oil per day and no mcfs per day.

In October 2004 we received an assignment from Hodgkinson Equities Corporation of a 10% working interest, 8% net revenue interest in 5920 gross acres which contain one well located in Saskatchewan, Canada. There are currently no producing wells on the property, no shut-in wells and no salt water disposal wells. Current there is no production from this property and there has been no production over the last twelve months.

Limited Operating History: Need for Additional Capital

There is limited historical financial information about our company upon which to base an evaluation of our performance. We have limited oil and gas production that has yet to achieve predictable sustained production from operations. We cannot guarantee we will be successful in our business operations. Our business is subject to risks inherent in the establishment of a new business enterprise, including limited capital resources, possible delays in the exploration of our properties and fluctuations in oil and gas sales and prices.

To become profitable and competitive, we need to fully exploit the undeveloped potential of our exploration properties. If successful, additional funds will be required in order to complete successful wells and place them on production. We are seeking equity financings to provide for our capital requirements in order to implement our exploration plans.

We have no assurances that future financings will be available to us on acceptable terms. If financings are not available on satisfactory terms, we may be unable to continue, develop or expand our operations. Equity financings could result in additional dilution to existing shareholders.

MANAGEMENT

The names and positions of our present officers and directors are set forth below:

Name	Position Held

Ted Kozub	President, Principal Executive Officer, and a member of the Board of Directors
Georgina Martin	Secretary, Treasurer, Principal Financial Officer, Principal Accounting Officer, and a member of the Board of Directors

The persons named above have held their offices/positions since inception of our company and are expected to hold their offices/positions until the next annual meeting of our stockholders.

Ted Kozub has been our president, chief executive officer and a member of the board of directors since our inception on April 6, 2004. From 1980 to 2000, Mr. Kozub was a tax partner at KPMG, Chartered Accountants, Vancouver, British Columbia. From 1961 to 1971, Mr. Kozub was Tax Manager of Hudson Bay Oil & Gas Co. From 1971 to 1979, Mr. Kozub was General Audit Manager with Revenue Canada Taxation. Since February 2004, Mr. Kozub has been the Chief Financial Officer and a Director of Cheetah Oil & Gas Ltd. which is traded on the Bulletin Board under the symbol "COGL." Since April 2003, Mr. Kozub has been the President, Chief Executive Officer and a Director of Direct Response Financial which is traded on the Bulletin Board under the symbol "DRFL." This position was resigned on March 1, 2005. Since December 2003, Mr. Kozub has been a Director of AMI Resources Ltd. which is traded on the TSX Venture Exchange under the symbol "AMU."

Georgina Martin has been our secretary, treasurer, principal financial officer, principal accounting officer, and a member of the board of directors since inception on April 6, 2004. From 1978 to 1988 held the position as Comptroller with a Lumber Remanufacturing Company. In 1986 Ms. Martin obtained her designation as a Certified General Accountant with a focus on finance. In 1988 Ms. Martin and a business associate incorporated a private company in British Columbia involved with an ongoing program of land acquisition and development. Acting as CFO of the Jemi Group of Companies, she has overseen the growth of the asset base to well over One Hundred Million. Since March 5, 2004 Ms. Martin has been the Secretary Treasurer and a Director of Cheetah Oil & Gas Ltd. which is traded on the Bulletin Board under the symbol "COGL."

EXECUTIVE COMPENSATION

The following table sets forth information with respect to compensation paid by our chief executive officer and the other highest paid executive officers (the "Named Executive Officer") during the three most recent fiscal years.

Summary Compensation Table

					Long Term Compensation
		Annual Compensation			Awards		Payouts
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
					Restricted	Securities		All Other
Name and				Other Annual	Stock	Underlying	LTIP	Compen-
Principal		Salary	Bonus	Compensation	Award(s)	Options /	Payouts	sation
Position [1]	Year	($)	($)	($)	($)	SARs (#)	($)	($)

Ted Kozub	2004	8,000	0	0	0	0	0	0
President and	2003	0	0	0	0	0	0	0
CEO	2002	0	0	0	0	0	0	0

Georgina Martin	2004	0	0	0	0	0	0	0
Secretary /	2003	0	0	0	0	0	0	0
Treasurer, CFO	2002	0	0	0	0	0	0	0
and Director

Gary Henrie	2004	0	0	0	0	0	0	0
Director	2003	0	0	0	0	0	0	0
(resigned)	2002	0	0	0	0	0	0	0

All compensation received by the officers and directors has been disclosed.

There are no stock option, retirement, pension, or profit sharing plans for the benefit of our officers and directors.

Long-Term Incentive Plan Awards

We do not have any long-term incentive plans that provide compensation intended to serve as incentive for performance to occur over a period longer than one fiscal year, whether such performance is measured by reference to our financial performance, our stock price, or any other measure.

Compensation of Directors

We have not and do not intend to pay any compensation to our directors until such time as it is profitable to do so.

Indemnification

Pursuant to the Articles of Incorporation and Bylaws of the corporation, we may indemnify an officer or director who is made a party to any proceeding, including a law suit, because of his position, if he acted in good faith and in a manner he reasonably believed to be in our best interest. In certain cases, we may advance expenses incurred in defending any such proceeding. To the extent that the officer or director is successful on the merits in any such proceeding as to which such person is to be indemnified, we must indemnify him against all expenses incurred, including attorney's fees. With respect to a derivative action, indemnity may be made only for expenses actually and reasonably incurred in defending the proceeding, and if the officer or director is judged liable, only by a court order. The indemnification is intended to be to the fullest extent permitted by the laws of the State of Nevada.

Regarding indemnification for liabilities arising under the Securities Act of 1933, as amended, which may be permitted to directors or officers pursuant to the foregoing provisions, we are informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy, as expressed in the Act and is, therefore, unenforceable.

PRINCIPAL STOCKHOLDERS AND SELLING SHAREHOLDERS

The following table sets forth, as of the date of this prospectus, the total number of shares owned beneficially by each of our directors, officers and key employees, individually and as a group, the present owners of 5% or more of our total outstanding shares. The stockholder listed below has direct ownership of his shares and possesses sole voting and dispositive power with respect to the shares.

		Number of Shares	Assuming all of the Shares
		After Offering	After the Offering
Name of owner and Address of	Number of Shares	Assuming all of the	Assuming all of the Shares
Beneficial Owner	Before Offering	Shares are Sold	are Sold
Ted Kozub	0	0	0.00%
498 Ellis Street - 2nd Floor
Penticton, BC V2A 4M2

Georgina Martin	0	0	0.00%
498 Ellis Street - 2nd Floor
Penticton, BC V2A 4M2

Our officers and directors	0	0	0.00%
2 persons

Selling Shareholders

The following table sets forth the name of each selling shareholder, the total number of shares owned prior to the offering, the percentage of shares owned prior to the offering, the number of shares offered, and the percentage of shares owned after the offering, assuming the selling shareholders sells all of their shares and we sell the maximum number of shares.

				Percentage of shares
	Total number of	Percentage of	Number of	owned after the offering
	shares owned	shares owned	shares being	assuming all of the shares
Name	prior to offering	prior to offering	offered	are sold in the offering
658111 BC LTD	2,500,000	04.15%	2,500,000	0.00%
Golden Capital Securities	2,000,000	0.32%	2,000,000	0.00%
Avalon Partners Holdings Inc.	6,718	0.01%	6,718	0.00%
Sandra Branch	25,000,000	41.46%	25,000,000	0.00%
Morgan Bunka	2,500,000	04.15%	2,500,000	0.00%
CEDE & CO.	4,862,678	0.806%	4,862,678	0.00%
Gillian Dougans	2,500,000	04.15%	2,500,000	0.00%
Gamboa Properties, Inc.	10,000	0.02%	10,000	0.00%
Nancy Halicki	2,500,00	04.15%	2,500,00	0.00%

The International Monetary	5,500	0.01%	5,500	0.00%
Ben Jenks	2,500,000	04.15%	2,500,000	0.00%
Liberty Company Ltd SA	1,650,000	02.74%	1,650,000	0.00%
Georgina Martin	2,500,000	04.15%	2,500,000	0.00%
Golden Capital Securities	3,000,000	4.98%	3,000,000	0.00%
Morhead Assets Corporation	2,500,000	04.15%	2,500,000	0.00%
Palazar Capital Corporation	1,700,000	02.82%	1,700,000	0.00%
Paradisus Intvestment Corp.	2,500,000	04.15%	2,500,000	0.00%
Pearlasia Foundation	500	0.01%	500	0.00%
Special Target Group Ltd.	1,650,000	02.74%	1,650,000	0.00%
Diane Sutherland	400,000	0.66%	400,000	0.00%
Blake & Jennifer Thompson	2	0.00%	2	0.00%
Jodi Winick	10,000	0.02%	10,000	0.00%

Total	60,285,398	100.00%	60,285,398	0.00%

Future Sales of Shares

A total of 60,285,398 shares of common stock are issued and outstanding. Of the 60,285,398 shares outstanding, 20,570,796 are freely tradeable and 50,000,000 are restricted securities as defined in Rule 144 of the Securities Act of 1933. Under Rule 144, the restricted shares can be publicly sold, subject to volume restrictions and restrictions on the manner of sale, commencing one year after their acquisition. Of the 60,285,398 restricted shares, 60,285,398 are being offered for sale by 40 selling shareholders in this offering.

Shares sold by our Selling Shareholders may be immediately resold.

DESCRIPTION OF SECURITIES

Common Stock

Our authorized capital stock consists of 100,000,000 shares of common stock, par value $0.001 per share, of which 60,285,398 shares were issued and outstanding at March 26, 2004. The holders of our common stock:

*	have equal ratable rights to dividends from funds legally available if and when declared by our board of directors;
*	are entitled to share ratably in all of our assets available for distribution to holders of common stock upon liquidation, dissolution or winding up of our affairs;
*	do not have preemptive, subscription or conversion rights and there are no redemption or sinking fund provisions or rights; and
*	are entitled to one non-cumulative vote per share on all matters on which stockholders may vote.

All shares of common stock now outstanding are fully paid for and non-assessable and all shares of common stock which are the subject of this offering, when issued, will be fully paid for and non-assessable. We refer you to our Articles of Incorporation, Bylaws and the applicable statutes of the State of Nevada for a more complete description of the rights and liabilities of holders of our securities.

Non-cumulative voting

Holders of shares of our common stock do not have cumulative voting rights, which means that the holders of more than 50% of the outstanding shares, voting for the election of directors, can elect all of the directors to be elected, if they so choose, and, in that event, the holders of the remaining shares will not be able to elect any of our directors.

Cash dividends

As of the date of this prospectus, we have not paid any cash dividends to stockholders. The declaration of any future cash dividend will be at the discretion of our board of directors and will depend upon our earnings, if any, our capital requirements and financial position, our general economic conditions, and other pertinent conditions. It is our present intention not to pay any cash dividends in the foreseeable future, but rather to reinvest earnings, if any, in our business operations.

Preferred stock

We are authorized to issue 10,000,000 shares of preferred stock with a par value of $0.001 per share. The terms of the preferred shares is at the discretion of the board of directors. Currently no preferred shares are issued and outstanding.

Anti-Takeover Provisions

There are no Nevada anti-takeover provisions that may have the affect of delaying or preventing a change in control.

Reports

We are not required to furnish you with an annual report. Further, we will not voluntarily send you an annual report. We will be required to file reports with the SEC under section 13 of the Securities Exchange Act of 1934. The reports will be filed electronically. The reports we will be required to file are Forms 10-KSB, 10-QSB, and 8-K. You may read copies of any materials we file with the SEC at the SECs Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site that will contain copies of the reports we file electronically. The address for the Internet site is www.sec.gov.

Stock Transfer Agent

Our stock transfer agent for our securities is Holladay Stock Transfer, Inc. and its telephone number is (480) 481-3940.

CERTAIN TRANSACTIONS

None

LITIGATION

We are not a party to any pending litigation and, to the best of our knowledge, no litigation against us is contemplated or threatened.

EXPERTS

Our financial statements for the period from inception to November 30, 2004, included in this prospectus have been audited by Michael Johnson & Co., Certified Public Accountants, 9175 E. Kenyon Ave., Ste 100, Denver, Co. 80237 as set forth in their report included in this prospectus.

LEGAL MATTERS

Conrad C. Lysiak, Attorney at Law, 601 West First Avenue, Suite 503, Spokane, Washington 99201, telephone (509) 624-1475 will pass upon the legality of the shares offered hereby.

FINANCIAL STATEMENTS

Our fiscal year end is November 30. We will provide audited financial statements to our stockholders on an annual basis; the statements will be prepared by an Independent Certified Public Accountant.

Our audited financial statement for the year ended November 30, 2004 and for the period ended February 28, 2005 immediately follow:

KO-KO PETROLEUM INC.
(An Exploratory Stage Company)
COMPARATIVE BALANCE SHEET
(Unaudited)

	February 28	November 30
	2005	2004
ASSETS:

Current Assets:
Cash	$124,926	$154,763
Accounts Receivable	5,486	7,984
Deposits	135	135
Total Current Assets	130,547	162,882

Property and Equipment (Net)	160,542	160,542

Investments at Cost	11,700	0

TOTAL ASSETS	302,788	323,424

LIABILITIES AND STOCKHOLDERS' DEFICIT:

Current Liabilities:

Accounts payable and accrued interest	94,027	94,027

TOTAL LIABILITIES	94,027	94,027

Stockholders' Equity:
Preferred stock, $.001 par value, 10,000,000
shares authorized, none issued and outstanding	-	-
Common stock, $.001 par value, 100,000,000
shares authorized, 60,290,398 shared issued
and outstanding	60,290	60,290
Warrants	300,000	300,000
Subscription receivable	(60,290)	(60,290)
Deficit accumulated during the exploratory stage	(91,239)	(70,603)

Total Stockholders' Equity	208,761	229,397

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$302,788	$323,424

KO-KO PETROLEUM INC.
(AN EXPLORATORY STAGE COMPANY)
STATEMENT OF OPERATIONS
(Unaudited)

		Year	September 19, 2002
	Three-Month	Ended	(Inception)
	Period Ended	November	to
	February 28,2005	30, 2004	February 28, 2005

INCOME	$5,435	$7,984	$13,419

OPERATION EXPENSES:
Administrative expenses	4,200	500	4,700
Bank Charges & Interest	135	117	252
Consulting Fees	3,000	6,000	9,000
Investor Relations	7,135	17,122	24,257
Legal & Audit	11,199	5,500	16,699
Registration Fees	0	1,897	1,897
Amortization Expense	0	2,350	2,350
Travel Expense	600	3,534	4,134
Total Operation Expenses	26,269	37,021	63,290

Other Income (Expense)
Interest Income	199	635	834
Impairment Loss		(42,201)	(42,201)
Net Loss from Operations	$(20,635)	$(70,603)	$(91,238)

Weighted average number of
shares outstanding	60,290,398	60,290,398	60,290,398

Net Loss Per Share	(*)	(*)	(*)

* Less than $0.01 per share

KO-KO PETROLEUM INC.
(AN EXPLORATORY STAGE COMPANY)
STATEMENT OF CASH FLOWS
(Unaudited)

	Cumulative from		September 19, 2002
	September 19,	Three-Month	(Inception)
	2002	Period Ended	to
	To Feb. 28, 2005	February 28,2005	November 30,2004
Cash Flows From Operating Activities:
Adjustments to reconcile net loss to
net cash used in operating activities:
Net (Loss)	$(91,239)	$(20,635)	$(70,603)
Amortization Expense	2,351	0	2,351
Impairment loss on investments	42,201	0	42,201
Changes in assets and liabilities:
Increase in accounts receivable	(5,486)	2,498	(7,984)
Increase in deposits	(135)	0	(135)
Increase in accounts payable	94,028	0	94,028
	130,608	2,498	128,110
Net Cash Used in Operating Activities	41,721	(18,137)	59,858

Cash flows From Investing Activities:
Capital expenditures	(162,893)	0	(162,893)
Investing activities	(53,901)	(11,700)	(42,201)
Net Cash Used in Investing Activities	(216,794)	(11,700)	(205,094)

Cash Flow From Financing Activities:
Warrants	300,000	0	300,000
Net Cash Provided By Financing Activities	300,000	0	300,000

Increase in Cash and Cash Equivalents	124,927	(29,837)	154,764

Cash and Cash Equivalents - Beginning of period		0	0

Cash and Cash Equivalents - End of period	124,927	(29,837)	154,764

Supplemental Cash Flow Information:
Interest paid	0	0	0
Taxes paid	0	0	0

KO-KO PETROLEUM INC.
(AN EXPLORATORY STAGE COMPANY)
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
(Unaudited)

	Common Stock			Subscription	Deficit Accumulated During
	Shares	Amount	Warrants	Receivables	the Exploratory Stage	Totals
Balance-September 19, 2002		0	0	0	0	0

Stock issued	30,142,699	30,143	0	(30,143)	0	0
Net loss	0	0	0	0	0	0
Balance May 31, 2003	30,142,699	30,143	0	(30,143)	0	0

Stock issued	30,147,699	30,147	0	(30,147)	0	0
Net loss	0	0	0	0	0	0
Balance May 31, 2004	60,290,398	60,290	0	(60,290)	0	0

Warrants	0	0	300,000	0	0	300,000
Net loss	0	0	0	0	(70,603)	(70,603)
Balance - November 30, 2004	60,290,398	60,290	300,000	(60,290)	(70,603)	229,397

Net loss	0	0	0	0	(20,635)	(20,635)

Balance - February 28, 2005	60,290,398	60,290	300,000	(60,290)	(91,238)	208,762

KO-KO PETROLEUM INC.
(An Exploratory Stage Company)
Notes to Financial Statements
February 28, 2005
(Unaudited)

Note 1 -	The Company

Nature of Business:

Ko-Ko Petroleum, Inc., a exploratory stage company, (the "Company") was incorporative on September 19, 2002 in Ontario, Canada and reincorporated on April 6, 2004 in the state of Nevada and is primarily involved in the exploration of oil and gas in Texas.

The Company has acquired a "working interest" in 3 producing wells, and a net of 1.35 wells and 1014 undeveloped acres under leases. Under this acreage, there are no proven oil reserves and the company has no gas production from these wells.

Going Concern

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States, which contemplates continuation of the Company as a going concern. The Company operations are in the exploratory stage and the Company has generated minimal revenue from limited operations.

The future success of the Company is likely dependent on its ability to attain additional capital, or to find an acquisition to add value to its present shareholders and ultimately, upon its ability to attain future profitable operations. There can be no assurance that the Company will be successful in obtaining such financing, or that it will attain positive cash flow from operations.

Note 2 -	Summary of Significant Accounting Policies:

Basis of Presentation - Exploratory Stage Company

The Company has not earned significant revenue from planned principal operations. Accordingly, the Company's activities have been accounted for as those of an "Exploratory Stage enterprise" as set forth in Financial Accounting Standards Board Statement No. 7 ("SFAS 7"). Among the disclosures required by SFAS 7 are that the Company's financial statements be identified as those of an exploratory stage company, and that the statements of operations, stockholder' equity (deficit) and cash flows disclose activity since the date of the Company's inception.

Cash and Cash Equivalents:

The Company considers all highly liquid debt instruments, purchased with an original maturity of three months, to be cash equivalents.

KO-KO PETROLEUM INC.
(An Exploratory Stage Company)
Notes to Financial Statements
February 28, 2005
(Unaudited)

Note 2 -	Summary of Significant Accounting Policies: Continued

Use of estimates:

The preparation of financial statements, in conformity with accounting principles generally accepted in the United Sates, requires management to make estimated and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Net Loss Per Share:

Basic net loss per share is computed by dividing net loss by the weighted average number of shares of common stock outstanding for the period.

Property and Equipment

Property and equipment are carried at cost. Depreciation and amortization are calculated under the straight-line method over the estimated useful lives of the assets, which range from 5 to 25 years.
Maintenance and repairs are charged to expense as incurred, while betterments are capitalized.

Long-Lived Assets

SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets of Disposed of" requires that long-lived assets be reviewed for impairment wherever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company has adopted this statement and determined an impairment loss was needed to be recognized for applicable assets of continuing operations in 2004.

Income Taxes:

The Company accounts for income taxes under SFAS No. 109, which requires that asset and liability approach to accounting for income taxes. Under this approach, deferred income taxes are determined based upon differences between the financial statement and tax bases of the Company's assets and liabilities and operating loss carryforwards using enacted tax rates in effect for the years in which the differences are expected to reverse. Deferred tax assets are recognized if it is more likely than not that the future tax benefit will be realized.

KO-KO PETROLEUM INC.
(An Exploratory Stage Company)
Notes to Financial Statements
February 28, 2005
(Unaudited)

Note 2 -	Summary of Significant Accounting Policies: Continued

Fair Value of financial Instruments

The Carrying amount of cash, accounts payable, and accrued expenses are considered to be representative of their respective fair values because of the short-term nature of these financial instruments.

Stock Subscription:

The Company records a stock subscription once the Subscription Agreement is accepted.

Revenue Recognition

Oil revenues are recognized at the time and point of sale after the product has been extracted from the ground.

Other Comprehensive Income

The Company has no material components of other comprehensive income (loss) and accordingly, net loss is equal to comprehensive loss in all periods.

Note 3 -	Investment Impairment

During the six-month period ended November 30, 2004, the Company recorded $42,201 of investment impairment on 10% participating interest in "Golden Prairie Project" drilling an exploratory well comprised of seismic, drilling, abandonment and miscellaneous expenses at the cost of $42,201. The well was determined to be dry.

We retain the right to 640 Acres and the seismic on that property. We estimate the value to be $ 10,000.00. This will be accounted for at YE.

Note 4 -	Income Taxes

There has been no provision for U.S. federal, state, or foreign income taxes for any period because the Company has incurred losses in all periods and for all jurisdictions.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of deferred tax assets are as follows:

KO-KO PETROLEUM INC.
(An Exploratory Stage Company)
Notes to Financial Statements
February 28, 2005
(Unaudited)

Deferred tax assets
Net operating loss carryforwards	$91,239.00
Valuation allowance for deferred tax assets	($91,239.00)
Net deferred tax assets	$-

Realization of deferred tax assets is dependent upon future earnings, if any, the timing and amount of which are uncertain. Accordingly, the net deferred tax assets have been fully offset by a valuation allowance. As of February 28, 2005, the Company had net operating loss carryforwards of approximately $91,239 for federal income tax purposes. These carryforwards, if not utilized to offset taxable income begin to expire in 2113. Utilization of the net operating loss may be subject to substantial annual limitation due to the ownership change limitation provided by the internal Revenue Code and similar state provisions. The annual limitation could result in the expiration of the net operating loss before utilization.

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors of
Ko-Ko Petroleum, Inc.
Penticton, BC Canada

We have audited the accompanying balance sheets of Ko-Ko Petroleum, Inc. (An Exploratory Stage Company) as of November 30, 2004, and the related statements of operations, changes in stockholders' equity, and cash flows for the six-months ended November 30, 2004 and for the period September 19, 2002 (inception) to November 30, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ko-Ko Petroleum, Inc., as of November 30, 2004, and the results of their operations and their cash flows for the period September 19, 2002 (inception) to November 30, 2004 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 1 to the financial statements, conditions exist which raise substantial doubt about the Company's ability to continue as a going concern unless it is able to generate sufficient cash flows to meet its obligations and sustain its operations. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Denver, Colorado
March 22, 2005

KO-KO PETROLEUM, INC.
(AN EXPLORATORY STAGE COMPANY)
BALANCE SHEET
NOVEMBER 30, 2004

ASSETS:

Current Assets:
Cash	$154,763
Accounts receivable	7,984
Deposits	135
Total Current Assets	162,882

Property and equipment - net of depreciation of $2,351	160,542

TOTAL ASSETS	$323,424

LIABILITIES AND STOCKHOLDERS' DEFICIT:

Current Liabilities:
Accounts payable and accrued interest	$94,027

TOTAL LIABILITIES	94,027

Stockholders' Equity:
Preferred stock, $.001 par value, 10,000,000
shares authorized, none issued and outstanding	-
Common stock, $.001 par value, 100,000,000
shares authorized, 60,290,398 shares issued and
outstanding	60,290
Warrants	300,000
Subscription receivable	(60,290)
Deficit accumulated during the exploratory stage	(70,603)

Total Stockholders' Equity	229,397

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$323,424

The accompanying notes are an integral part of these financial statements.

KO-KO PETROLEUM, INC.
(AN EXPLORATORY STAGE COMPANY)
STATEMENTS OF OPERATIONS

			September 19, 2002
	Six-Month	Year	(Inception)
	Period Ended	Ended	to
	November 30,	May 31,	November 30,
	2004	2004	2004

INCOME	$7,984	$-	$7,984

OPERATING EXPENSES:
Administrative expenses	4,033	-	4,033
Bank charges	118	-	118
Consulting fees	6,000	-	6,000
Investor relations	17,122		17,122
Legal and audit	5,500		5,500
Registration fees	1,897		1,897
Depreciation	2,351		2,351
Total Operating Expenses	37,021	-	37,021

Other Income(Expense)
Interest income	635	-	635
Impairment loss	(42,201)	-	(42,201)

Net Loss from Operations	$(70,603)	$-	$(70,603)

Weighted average number of
shares outstanding	60,290,398	60,290,398

Net Loss Per Share	$ (*)	$ (*)

* Less than $0.01 per share

The accompanying notes are an integral part of these financial statements.

KO-KO PETROLEUM, INC.
(AN EXPLORATORY STAGE COMPANY)
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

	Common Stock			Subscription	Deficit Accumulated During the Exploratory
	Shares	Amount	Warrants	Receivable	Stage	Totals
Balance - September 19, 2002	-	$-	$-	$-	$-	$-

Stock issued	30,142,699	30,143	-	(30,143)	-	-
Net loss	-	-	-	-	-	-
Balance - May 31, 2003	30,142,699	30,143	-	(30,143)	-	-

Stock issued	30,147,699	30,147	-	(30,147)	-	-
Net loss	-	-	-	-	-	-
Balance - May 31, 2004	60,290,398	60,290	-	(60,290)	-	-

Warrants	-	-	300,000	-	-	300,000
Net loss	-	-	-	-	(70,603)	(70,603)
Balance - November 30, 2004	60,290,398	$60,290	$300,000	$(60,290)	$(70,603)	$229,397

The accompanying notes are an integral part of these financial statements.

KO-KO PETROLEUM, INC.
(AN EXPLORATORY STAGE COMPANY)
STATEMENTS OF CASH FLOWS

			September 19, 2002
	Six-Month	Year	(Inception)
	Period Ended	Ended	to
	November 30,	May 31,	November 30,
	2004	2004	2004
Cash Flows From Operating Activities:
Adjustments to reconcile net loss to net cash
used in operating activities:
Net (Loss)	$(70,603)	$-	$(70,603)
Depreciation	2,351		2,351
Impairment loss on investments	42,201	-	42,201
Changes in assets and liabilities:
Increase in accounts receivable	(7,984)		(7,984)
Increase in deposits	(135)		(135)
Increase in accounts payables	94,028	-	94,028
	128,110	-	128,110
Net Cash Used in Operating Activities	59,858	-	59,858

Cash Flows From Investing Activities:
Capital expenditures	(162,893)	-	(162,893)
Investing activities	(42,201)	-	(42,201)
Net Cash Used in Investing Activities	(205,094)	-	(205,094)

Cash Flow From Financing Activities:
Warrants	300,000	-	300,000
Net Cash Provided By Financing Activities	300,000	-	300,000

Increase in Cash and Cash Equivalents	154,764	-	154,764

Cash and Cash Equivalents - Beginning of period	-	-	-

Cash and Cash Equivalents - End of period	$154,764	$-	$154,764

Supplemental Cash Flow Information:
Interest paid	$-	$-	$-
Taxes paid	$-	$-	$-

The accompanying notes are an integral part of these financial statements.

KO-KO PETROLEUM, INC.
(An Exploratory Stage Company)
Notes to Financial Statements
November 30, 2004

Note 1 - The Company

Nature of Business:

Ko-Ko Petroleum, Inc., a exploratory stage company, (the "Company") was incorporated on September 19, 2002 in Ontario, Canada and reincorporated on April 6, 2004 in the state of Nevada and is primarily involved in the exploration of oil and gas in Texas.

The Company has acquired a "working interest" in 3 producing wells, and a net of 1.35 wells and 1014 undeveloped acres under leases.Under this acreage, there are no proven oil reserves and the Company has no gas production from these wells.

Going Concern

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States, which contemplates continuation of the Company as a going concern. The Company operations are in the exploratory stage and the Company has generated minimal revenue from limited operations.

The future success of the Company is likely dependent on its ability to attain additional capital, or to find an acquisition to add value to its present shareholders and ultimately, upon its ability to attain future profitable operations. There can be no assurance that the Company will be successful in obtaining such financing, or that it will attain positive cash flow from operations.

Note 2 - Summary of Significant Accounting Policies:

Basis of Presentation - Exploratory Stage Company

The Company has not earned significant revenue from planned principal operations. Accordingly, the Company's activities have been accounted for as those of an "Exploratory Stage Enterprise" as set forth in Financial Accounting Standards Board Statement No. 7 ("SFAS 7"). Among the disclosures required by SFAS 7 are that the Company's financial statements be identified as those of an exploratory stage company, and that the statements of operations, stockholders' equity (deficit) and cash flows disclose activity since the date of the Company's inception.

Cash and Cash Equivalents:

The Company considers all highly liquid debt instruments, purchased with an original maturity of three months, to be cash equivalents.

Use of estimates:

The preparation of financial statements, in conformity with accounting principles generally accepted in the United States, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

KO-KO PETROLEUM, INC.
(An Exploratory Stage Company)
Notes to Financial Statements
November 30, 2004

Note 2 - Summary of Significant Accounting Policies: Continued

Net Loss Per Share:

Basic net loss per share is computed by dividing net loss by the weighted average number of shares of common stock outstanding for the period.

Property and Equipment

Property and equipment are carried at cost. Depreciation and amortization are calculated under the straight-line method over the estimated useful lives of the assets, which range from 5 to 25 years. Maintenance and repairs are charged to expanse as incurred, while betterments are capitalized.

Long-Lived Assets

SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Disposed of" requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company has adopted this statement and determined an impairment loss was needed to be recognized for applicable assets of continuing operations in 2004.

Income Taxes:

The Company accounts for income taxes under SFAS No. 109, which requires the asset and liability approach to accounting for income taxes. Under this approach, deferred income taxes are determined based upon differences between the financial statement and tax bases of the Company's assets and liabilities and operating loss carryforwards using enacted tax rates in effect for the years in which the differences are expected to reverse. Deferred tax assets are recognized if it is more likely than not that the future tax benefit will be realized.

Fair Value of Financial Instruments

The carrying amount of cash, accounts payable, and accrued expenses are considered to be representative of their respective fair values because of the short-term nature of these financial instruments.

Stock Subscription:

The Company records a stock subscription once the Subscription Agreement is accepted.

Revenue Recognition

Oil revenues are recognized at the time and point of sale after the product has been extracted from the ground.

Other Comprehensive Income

The Company has no material components of other comprehensive income (loss) and accordingly, net loss is equal to comprehensive loss in all periods.

KO-KO PETROLEUM, INC.
(An Exploratory Stage Company)
Notes to Financial Statements
November 30, 2004

Note 3 - Investment Impairment

During the six-month period ended November 30, 2004, the Company recorded $42,201 of investment impairment on 10% participating interest in "Golden Prairie Project" drilling an exploratory well comprised of seismic, drilling, abandonment and miscellaneous expenses at a cost of $42,201. The well was determined to be dry.

Note 4 - Income Taxes

There has been no provision for U.S. federal, state, or foreign income taxes for any period because the Company has incurred losses in all periods and for all jurisdictions.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of deferred tax assets are as follows:

Deferred tax assets
Net operating loss carryforwards	$70,603
Valuation allowance for deferred tax assets	(70,603)
Net deferred tax assets	$-

Realization of deferred tax assets is dependent upon future earnings, if any, the timing and amount of which are uncertain. Accordingly, the net deferred tax assets have been fully offset by a valuation allowance. As of November 30, 2004, the Company had net operating loss carryforwards of approximately $70,603 for federal income tax purposes. These carryforwards, if not utilized to offset taxable income begin to expire in 2113. Utilization of the net operating loss may be subject to substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code and similar state provisions. The annual limitation could result in the expiration of the net operating loss before utilization.

PART II.   INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 24.     INDEMNIFICATION OF DIRECTORS AND OFFICERS.

The only statute, charter provision, bylaw, contract, or other arrangement under which any of our controlling person, director or officer is insured or indemnified in any manner against any liability which he may incur in his capacity as such, is as follows:

1.	Article 13 of our Articles of Incorporation.

2.	Article VI of our Bylaws.

3.	Nevada Revised Statutes, Chapter 78.

The general effect of the foregoing is to indemnify a control person, officer or director from liability, thereby making the company responsible for any expenses or damages incurred by such control person, officer or director in any action brought against them based on their conduct in such capacity, provided they did not engage in fraud or criminal activity.

ITEM 25.     OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The estimated expenses of the offering (assuming all shares are sold), all of which are to be paid by us, are as follows:

SEC Registration Fee	$500.00
Printing Expenses	500.00
Accounting Fees and Expenses	14,000.00
Federal Taxes	0.00
State Taxes and Fees	0.00
Listing Fees	0.00
Engineering Fees	0.00
Legal Fees and Expenses	25,000.00
Blue Sky Fees/Expenses	0.00
Trustees and Transfer Agent Fees	0.00
TOTAL	$40,000.00

ITEM 26.     RECENT SALES OF UNREGISTERED SECURITIES.

During the past three years, we issued 30,174,699 shares of common stock in exchange for 30,174,699 shares of First American Financial Services, Inc., an Ontario corporation. The securities were not registered under the Securities Act of 1933, as amended, but were exchanged with residents of Canada, with the exception of 502 shares exchanged in the United States. The Company subsequently issued a stock dividend of one additional share of common stock for each one share outstanding. Currently there are 60,349,398 shares outstanding after the stock dividend was distributed.

ITEM 27.     EXHIBITS.

The following Exhibits are filed as part of this Registration Statement, pursuant to Item 601 of Regulation S-K.

Exhibit No.	Document Description
3.1	Articles of Incorporation.
3.2	Bylaws.
4.1	Specimen Stock Certificate.
5.1	Opinion of Conrad C. Lysiak, Esq. regarding the legality of the securities being registered.
10.1	Assignment of Lease - Navarro County property
10.2	Assignment of Lease - Saskatchewan property
23.1	Consent of Michael Johnson & Co., Certified Public Accountants
23.2	Consent of Conrad C. Lysiak, Esq.

ITEM 28.     UNDERTAKINGS.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes:

  To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

    To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

    To reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement; and Notwithstanding the forgoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant ot Rule 424(b) (section 230.424(b) of this chapter ) if, in the aggregate, the changes in the volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

    To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any change to such information in the registration statement.

  That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing of this amended Form SB-2 Registration Statement and has duly caused this amended Form SB-2 Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Vancouver, British Columbia, on this 16th day of May, 2005.

KOKO PETROLEUM, INC.

BY:	/s/ Ted Kozub
Ted Kozub, President, Principal Executive Officer, and a member of the Board of Directors

BY:	/s/ Georgina Martin
Georgina Martin, Secretary/Treasurer, Principal Financial Officer, Principal Accounting Officer and a member of the Board of Directors

KNOW ALL MEN BY THESE PRESENT, that each person whose signature appears below constitutes and appoints Ted Kozub, as true and lawful attorney-in-fact and agent, with full power of substitution, for his/her and in his/her name, place and stead, in any and all capacities, to sign any and all amendment (including post-effective amendments) to this registration statement, and to file the same, therewith, with the Securities and Exchange Commission, and to make any and all state securities law or blue sky filings, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite or necessary to be done in about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying the confirming all that said attorney-in-fact and agent, or any substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this amended Form SB-2 Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ Ted Kozub	President, Principal Executive Officer, and	May 16, 2005
Ted Kozub	a member of the Board of Directors

/s/ Georgina Martin	Secretary/Treasurer, Principal Financial	May 16, 2005
Georgina Martin	Officer, Principal Accounting Officer and a member of the Board of Directors